UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-42468

Hong Kong Pharma Digital Technology Holdings Limited

(Registrant’s Name)

Room B1, 5/F., Well Town Industrial Building,
13 Ko Fai Road, Yau Tong, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Independent Directors

On November 6, 2025, the Board of Directors (the “Board”) of Hong Kong Pharma Digital Technology Holdings Limited (the “Company”) received and accepted the resignation of Ms. Raina Zou (“Ms. Zou”) from her position as Independent Director, chairperson of the audit committee of the Board, member of the compensation committee of the Board and member of the nominating and corporate governance committee of the Board. On the same date, the Board also received and accepted the resignation of Dr. King Yin Lai (“Mr. Lai”) from his position as Independent Director, member of the audit committee of the Board, chairperson of the compensation committee of the Board and member of the nominating and corporate governance committee of the Board. Both Ms. Zou and Mr. Lai resigned for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices.

Appointment of Independent Director

To fill the vacancy created by Ms. Zou’s resignation until the Company’s next annual general meeting called for the election of directors, the Board appointed Ms. Jingyan Wu (“Ms. Wu”) to serve as an independent director, chairperson of the audit committee of the Board, member of the compensation committee of the Board and member of the nominating and corporate governance committee of the Board, effective on November 6, 2025.

Jingyan Wu, aged 55, has over 20 years of professional experience in accounting and auditing, including over 10 years serving at U.S. public companies and public accounting firms. Ms. Wu previously served as chief financial officer of EZGO Technologies Ltd. (Nasdaq: EZGO) and chief financial officer of Jiangsu EZGO Electronic Technologies, Co., Ltd., from September 2020 to August 2025. From June 2018 to August 2020, Ms. Wu served as a Senior Internal Auditor of MSIG Holdings (U.S.A.) Inc., a member of MS&AD Insurance Group Holdings Inc., one of the world’s top property and casualty insurance providers located in Japan. From November 2009 to June 2018, Ms. Wu served as a Senior Internal Auditor of Children’s Place Inc. (Nasdaq: PLCE), an American specialty retailer of children’s apparel and accessories. From February 2007 to November 2009, she served as a Senior Auditor of Deloitte Touche Tohmatsu Limited. Ms. Wu has been a Certified Public Accountant since 2005, and is a licensed Certified Public Accountant in the States of New Jersey and Illinois. Ms. Wu received her Bachelor’s degree from Shanghai University of Finance and Economics in June 1993 and Master’s degree in Accountancy from University of Illinois, Urbana-Champaign in May 2004.

There are no arrangements or understandings between Ms. Wu and any other persons pursuant to which he was selected as a director, and there are no related party transactions involving Ms. Wu that are reportable under Item 7.B of Form 20-F. There are and have been no transactions in which Ms. Wu has an interest requiring disclosure under Item 404(a) of Regulation S-K. The Board has determined that Ms. Wu is an “independent director” as defined under Nasdaq Listing Rule 5605(a)(2).

The Company agrees to pay Ms. Wu an annual compensation of US$25,000, payable in arrears, in equal installments quarterly. Under an indemnification agreement between the Company and Ms. Wu in the Company’s standard form for officers or directors of the Company, the Company will indemnify Ms. Wu if Ms. Wu is a party to or threatened to be made a party in any proceedings in connection with Ms. Wu’s service as a director of the Company.

To fill the vacancy created by Mr. Lai’s resignation until the Company’s next annual general meeting called for the election of directors, the Board also appointed Mr. Yao Mike Zhou, an independent director of the Company and member the nominating and corporate governance committee of the Board (“Mr. Zhou”), to serve as member of the audit committee of the Board and chairperson of the compensation committee of the Board, effective on November 6, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 2025

Hong Kong Pharma Digital Technology Holdings Limited

/s/ Liang Chenyu
Name:	Liang Chenyu
Title:	Director and Chief Executive Officer

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